SOUTHERN CALIFORNIA EDISON COMPANY AND CONSOLIDATED UTILITY-RELATED SUBSIDIARIES

RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED AND PREFERENCE STOCK

(Thousands of Dollars)
                                                                                            6 Months    6 Months    12 Months
                                           Year Ended December 31,                            Ended       Ended       Ended
                                  2003        2004        2005        2006        2007      6/30/07     6/30/08     6/30/08
                               ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

EARNINGS BEFORE INCOME TAXES
  AND FIXED CHARGES:

Income before interest
     expense (1)               $1,727,267 $1,767,449  $1,414,472  $ 1,682,968  $ 1,549,401  $ 689,118  $ 649,625  $ 1,509,907
Add:
  Rentals (2)                         638        776       1,313        2,043        7,587      3,669      3,684        7,605
  Allocable portion of
     interest on
     long-term Contracts for
     the purchase of power (3)      1,568      1,515       1,457        1,393        1,322        671        633        1,285
  Amortization of previously
     capitalized fixed charges      1,638      1,405       1,579        1,196        1,365        713        802        1,454
                               ----------  ----------  ----------  -----------  -----------  ---------   --------  -----------

Total earnings before income
  taxes and fixed charges (A)  $1,731,111  $1,771,145  $1,418,821  $ 1,687,600  $ 1,559,675  $ 694,171  $ 654,744  $ 1,520,251
                               ==========  ==========  ==========  ===========  ===========  =========  =========  ===========

FIXED CHARGES (5):
  Interest and amortization     $  451,792  $  399,169  $  370,650  $  418,572   $ 453,426    $ 225,093   $ 206,726  $ 435,059
  Rentals (2)                          638         776       1,313       2,043       7,587        3,669       3,684      7,605
  Capitalized interest (4)           1,026         839       1,075       2,811       3,079          754       1,475      3,800
  Allocable portion of
     interest on long-term
      contracts for the
      purchase of power (3)          1,568       1,515       1,457       1,393       1,322          671         633      1,285
  Preferred and preference
       stock dividend
       requirements -
pre-tax basis                       22,262      22,962      37,587      77,251      74,061       33,946      33,993     74,348
                                    ------   ---------   ---------   ---------   ---------   ----------   ---------   --------

Total fixed charges (B)         $  477,286   $ 425,261   $ 412,082   $ 502,070   $ 539,475    $ 264,133   $ 246,511  $ 522,097
                                ==========   =========   =========   =========   =========   ==========   =========  =========

RATIO OF EARNINGS TO
  FIXED CHARGES (A) / (B):            3.63        4.16        3.44        3.36        2.89         2.63        2.66       2.91
                                ==========   =========   =========   =========   =========   ==========   =========   ========

(1)  Includes allowance for funds used during construction and accrual of unbilled revenue.
(2)  Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals, except for amounts allocated to power purchase contracts that are classified as operating leases.
(3)  Allocable portion of interest included in annual minimum debt service requirement of supplier.
(4)  Includes fixed charges associated with Nuclear Fuel and other capitalized interest. The amounts for 2003 & 2006 are restated.
(5)  Interest expenses associated with income taxes are reflected as a component of income tax expense and are excluded from the determination of fixed charges.